SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file numbers:

Altria Group, Inc. 1-8940

Kraft Foods Inc. 1-16483

Kraft Foods Global, Inc. TIP Plan

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue

New York, New York 10017

KRAFT FOODS INC.

Three Lakes Drive

Northfield, Illinois 60093

(Name of issuers of the securities held pursuant to the plan and addresses of their principal executive offices.)

KRAFT FOODS GLOBAL, INC. TIP PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

*   Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:                    The Benefits Investment Committee of Kraft Foods Global, Inc., the Management Committee for Employee Benefits of Kraft Foods Global, Inc., the Administrative Committee and the Participants of the Kraft Foods Global, Inc. TIP Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kraft Foods Global, Inc. TIP Plan (the “Plan”) at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

June 24, 2005

KRAFT FOODS GLOBAL, INC. TIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2004 and 2003

(in thousands of dollars)

	2004	2003

Investments:
Investment in Master Trust	$443,707	$406,205
Participant loans	17,833	17,104
Total investments	461,540	423,309

Receivables:
Employer’s contributions	—	22
Participants’ contributions	—	131
Total receivables	—	153

Liabilities:
General and administrative expenses payable	(288)	(221)
Total liabilities	(288)	(221)

Net assets available for benefits	$461,252	$423,241

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2004

(in thousands of dollars)

2004

Investment income:
Investment income from Master Trust	$44,124
Interest from participant loans	759
Total investment income	44,883

Contributions to the Plan:
By employer	5,938
By participants	25,898
Total contributions	31,836

Total additions	76,719

Deductions from net assets attributed to:
Distributions and withdrawals	(37,406)
General and administrative expenses	(1,302)

Total deductions	(38,708)

Net increase	38,011

Net assets available for benefits:
Beginning of year	423,241
End of year	$461,252

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of the Plan:

General:

The Kraft Foods Global, Inc. TIP Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods Global, Inc. (“Kraft”) by making such investment.  Kraft is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Altria Group, Inc.  Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Committee”). The Committee allocated to the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”) and the Plan administrator certain Plan administrative matters. The Benefit Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefit Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Hourly and certain salaried employees of Kraft who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements.  The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member.  After completing one year of service, eligible employees may make tax-deferred and/or after-tax contributions.  Eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft (the “Kraft Matching Contributions”).  Participants can direct all contributions among nine investment options.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who has an investment in the Altria Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the common stock of Altria Group, Inc. (“Altria Common Stock”), to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Common Stock; and permits each participant who has an investment in the Kraft Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the Class A common stock of Kraft Foods Inc. (“Kraft Common Stock”), to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Kraft Common Stock.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft in a commingled investment fund known as the Kraft Foods North America, Inc. Master Defined Contribution Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

Participant Accounts:

Each participant’s Plan accounts, which may include a Kraft matching contributions account and tax-deferred contributions, after-tax contributions, rollover and prior plan accounts, are credited with the participant’s contributions, the Kraft Matching Contributions and the allocated share of the investment activities of each investment option in which he or she participates.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Vesting:

Each participant is at all times fully vested (1) in the balance held in his or her tax-deferred contributions, after-tax contributions, rollover and prior plan accounts, (2) in the balance held in his or her Kraft matching contributions account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan and (3) in his or her share of any dividends paid with respect to that portion of his or her Plan accounts (including the Kraft matching contributions account) that is invested in the Altria Stock Fund and/or the Kraft Stock Fund.  A participant shall be fully vested in the remaining balance in his or her Kraft matching contributions account upon attainment of age 65; permanent and total disability or death while employed by Kraft, Altria Group, Inc., or any of their affiliates; upon a change in control of Altria Group, Inc. (see Note 3); or upon a termination of the Plan (see Note 6).  Otherwise, a participant who is employed by Kraft, Altria Group, Inc., or any of their affiliates shall become vested in the remaining portion of his or her Kraft matching contributions account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Matching Contributions forfeited by terminated participants are used to reduce future Kraft Matching Contributions to the Plan.

Distributions and Withdrawals:

Distributions are made only when a participant has a separation from service or attains age 59½.  Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Participants’ Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan.  Interest on participant loans is charged at rates based on the Citibank prime rate, with terms from one to five years.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 minus the participant’s highest loan balance in the preceding twelve months or the combined value in the participant’s tax-deferred contributions and after-tax contributions accounts.

A participant’s loan account equals the original principal amount less principal repayments.  The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts originally used as the source of the loan.  The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment authorization in effect at the time of repayment.

2.                                      Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures.  Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

At December 31, 2004 and 2003, 25% of the Master Trust net assets were invested in Altria Common Stock and 3% of the Master Trust net assets were invested in Kraft Common Stock which could be subject to significant market fluctuations.

Valuation of Investment in Master Trust:

The Plan’s allocated share of the Master Trusts’ net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

Valuation of the Master Trust’s Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common collective trusts and registered investment companies.

Investment contracts and the related pools of mortgage-backed and asset-backed securities and other investments are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price.  Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trust:

An investment transaction is accounted for on the date the purchase or sale is executed.  Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end.  Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft.  Kraft Matching Contributions are recorded in the same period that participants’ contributions are recorded.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

The majority of the expenses of the Plan are paid by the Master Trust.

3.                                      Contributions:

No contribution is required from any eligible employee under the Plan.  The amount of both tax-deferred and after-tax contributions expressed as a percentage of compensation may vary from year to year.  Most eligible employees may elect to contribute from one percent to 10 percent of their base rate of compensation, but contributions from base compensation over $15,000 may not exceed six percent.  Some eligible employees (including employees at the Naperville, Illinois and South Edmeston, New York facilities) may elect to contribute from one percent to 16 percent of their compensation, but only contributions not in excess of six percent of compensation are eligible for Kraft Matching Contributions described below.

Contributions may be made on a tax-deferred basis, an after-tax basis, or in a combination of the two.  The percentage of compensation available for both tax-deferred and after-tax contributions may vary from year to year.  Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $3,000 and $2,000, for 2004 and 2003, respectively.  The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”).  The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year.  For 2004 and 2003, a participant’s tax-deferred contribution was limited to $13,000 and $12,000, respectively.

Each year, Kraft Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code.  The amount of Kraft Matching Contributions is negotiated with each collective bargaining unit representing eligible employees.  The amount of Kraft Matching Contributions varies from 15 percent to 45 percent of each participant’s match-eligible contributions.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for the preservation of the Kraft Matching Contributions for all participants for the year in which the Change of Control occurs and for two years thereafter.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

4.                                      Master Trust Investments:

The Plan had a 9% interest in the Master Trust at December 31, 2004 and 2003.

At December 31, 2004 and 2003, the net assets of the Master Trust were as follows (in thousands of dollars):

	2004	2003
Investments at fair value:
Common collective trusts	$1,334,000	$1,105,837
Registered investment companies	837,116	785,190
Investment contracts (at contract value)	1,237,992	1,192,061
Government securities	123,985	132,933
Altria Common Stock	1,196,363	1,141,666
Kraft Common Stock	128,010	121,687
Short-term temporary investments	109,341	64,601
Total investments	4,966,807	4,543,975
Receivables:
Interest and dividend income	21,191	21,446
Other	3,473	1,245
Total assets	4,991,471	4,566,666
Liabilities:
Other	3,255	1,718
Net assets	$4,988,216	$4,564,948

The Master Trust’s investment activities for the year ended December 31, 2004 were as follows (in thousands of dollars):

Interest and dividends	$138,848
Net appreciation in common collective trusts	150,199
Net appreciation in registered investment companies	45,452
Net depreciation in government securities	(1,754)
Net appreciation in Altria Common Stock	122,856
Net appreciation in Kraft Common Stock	11,827
Investment income	$467,428

Investment contracts consist of synthetic and traditional guaranteed investment contracts (“GIC’s”).  The crediting interest rates of the investment contracts ranged from 3.53% to 6.86% and from 3.79% to 6.86% at December 31, 2004 and 2003, respectively.  The blended crediting rate of the investment contracts was 4.68% for the year ended December 31, 2004.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

The crediting interest rates for the synthetic GIC’s are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC’s are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GIC’s includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GIC’s was $1,187,441,000 and $1,121,074,000 at December 31, 2004 and 2003, respectively.  The fair value of the synthetic GIC’s was $1,206,663,000 and $1,155,898,000 at December 31, 2004 and 2003, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by the third party.  The contract value of the traditional GIC’s was $50,551,000 and $70,987,000 at December 31, 2004 and 2003, respectively. The fair value of the traditional GIC’s was $53,372,000 and $75,172,000 at December 31, 2004 and 2003, respectively.

5.                                      Transactions with Parties-in-Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.  The Plan invests in Altria Common Stock and Kraft Common Stock which are exempt from the party-in-interest transaction prohibitions of ERISA.

6.                                      Plan Termination:

The Board of Directors of Kraft Foods Inc. or the Committee has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Matching Contributions to the Plan or terminate the Plan.  However, no such action may deprive any participant or beneficiary under the Plan of any vested right.  In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft matching contributions account.

KRAFT FOODS GLOBAL, INC. TIP PLAN

NOTES TO FINANCIAL STATEMENTS

(continued)

7.                                      Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code.  The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.                                      Reconciliation of Plan’s Financial Statements to Form 5500:

At December 31, 2004 and 2003, $403,000 and $107,000, respectively, were payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year.  As required, these amounts are recorded as liabilities on the Plan’s Form 5500, but are not reflected as liabilities in the Plan’s financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(c) Description of investment
	(b) Identity of issuer,	including maturity date, rate of
	borrower, lessor, or	interest, collateral, par, or
(a)	similar party	maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates ranging from 4.00% to 4.75% during 2004	-0-	$17,833,421

* Indicates a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods Global, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. TIP PLAN
(Name of Plan)

By	/s/ JILL YOUMAN

Jill Youman
Vice President, Human Resources, Benefits
Kraft Foods Global, Inc.

Date: June 28, 2005